April 6, 2026

Wai Hong Lao
Chief Executive Officer
Galaxy Payroll Group Ltd
25th Floor, Ovest
77 Wing Lok Street
Sheung Wan, Hong Kong

       Re: Galaxy Payroll Group Ltd
           Registration Statement on Form F-3
           Filed April 1, 2026
           File No. 333-294823
Dear Wai Hong Lao:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Elizabeth Chen